SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Knight Capital Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

499005106

(CUSIP Number)

David A. Knight Stephens Investments Holdings LLC 111 Center Street Little Rock, AR 72201 (501) 377-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 499005106

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 17,376,675*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,376,675*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,376,675*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.0*
14	Type of Reporting Person (See Instructions) OO, HC

*	Represents shares of Common Stock beneficially owned by Stephens KCG LLC which Stephens Investments Holdings LLC, as the sole manager of Stephens KCG LLC, may be deemed to beneficially own.

CUSIP No. 208242107

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens KCG LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 17,376,675
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,376,675
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,376,675
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 499005106

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) SIE KCG LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 499005106

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 17,376,675*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,376,675*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,376,675*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 9.0*
14	Type of Reporting Person (See Instructions) IN, HC

*	Represents shares of Common Stock owned by Stephens KCG LLC which Mr. Stephens may be deemed to beneficially own through a control relationship.

CUSIP No. 499005106

Introductory Statement

The following constitutes Amendment No. 1 to the Schedule 13D filed by the reporting persons with the Securities and Exchange Commission on August 16, 2012 (the “Original Filing”). Except as set forth herein, the Original Filing is unmodified. Capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original Filing.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Original Filing is amended by deleting subsection (1) of Item 2 of the Original Filing and replacing it with the following:

(1) Stephens KCG LLC is an Arkansas limited liability company. The principal business of Stephens KCG LLC is to hold an investment in the securities of the Company. The majority LLC interest holder of Stephens KCG LLC is Warren and Harriet Stephens Children’s Trust, Curtis F. Bradbury, Jr. and John N. Calhoun, Co-Trustees, a trust formed under the laws of the State of Arkansas. The principal business of Warren and Harriet Stephens Children’s Trust is making and holding investments. Mr. Bradbury is principally employed as Senior Executive Vice President and Chief Operating Officer of Stephens Inc. and Executive Vice President and Co-Manager of Stephens Investments Holdings LLC. Mr. Calhoun is principally employed as a partner in Custom Polymers of Charlotte, North Carolina. The business address of each person identified in this paragraph is 111 Center Street, Little Rock, Arkansas 72201. Each individual identified in this paragraph is a citizen of the United States. During the past five years none of the persons identified in this paragraph have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been the subject of any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Filing is supplemented by adding the following:

On December 21, 2012, Stephens KCG LLC converted at no cost its 28,500 shares of Series A-1 Preferred Stock into 19,000,009 shares of Common Stock, and SIE KCG LLC converted at no cost its 750 shares of Series A-1 Preferred Stock into 500,000 shares of Common Stock.

On December 27, 2012, Stephens KCG LLC and SIE KCG LLC disposed of 1,623,334 shares of Common Stock and 500,000 shares of Common Stock, respectively, in a sale pursuant to the shelf registration statement on Form S-3 (File No. 333-183079) filed by the Company on behalf of itself and certain selling shareholders, including Stephens KCG LLC and SIE KCG LLC, at a price of $3.30 per share.

On December 28, 2012, WAS Family Trust One dated March 31, 2009, Harriet C. Stephens, Trustee, sold its majority LLC interest in Stephens KCG LLC to Warren and Harriet Stephens Children’s Trust at a price of $57,342,997.

CUSIP No. 499005106

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Filing is hereby deleted in its entirety and replaced with the following:

(a)     (1) Stephens KCG LLC owns 17,376,675 shares of the Common Stock (the “Stephens KCG Shares”), representing 9.0% of the outstanding Common Stock. The percentages used in this Amendment No. 1 to Schedule 13D are based on 192,737,844 shares of Common Stock issued and outstanding, which represents 173,237,835 shares of Common Stock issued and outstanding as reported in the Schedule 14A filed with the SEC by the Company on November 19, 2012, together with 19,000,009 shares of Common Stock and 500,000 shares of Common Stock issued by the Company on December 21, 2012 to Stephens KCG LLC and SIE KCG LLC, respectively, upon conversion of the Series A-1 Preferred Stock held by such entities.

(2) SIH, as the sole manager of Stephens KCG LLC, may be deemed to beneficially own the Stephens KCG Shares.

(3) SIE KCG LLC does not beneficially own any capital stock of the Company.

(4) Warren A. Stephens, as President and owner of Stephens Investments Holdings LLC, which is the sole manager of Stephens KCG LLC, may be deemed to beneficially own the Stephens KCG Shares. In addition, as President and CEO of Stephens Inc., a registered broker dealer, Mr. Stephens may be deemed to beneficially own 150 shares of the Common Stock held in Stephens Inc. customer accounts as to which Stephens Inc. has discretionary trading authority. Mr. Stephens disclaims beneficial ownership of the shares held for the accounts of Stephens Inc. customers, and such shares are not included in the beneficial ownership amounts for Mr. Stephens set forth herein.

(5) Douglas H. Martin and Curtis F. Bradbury, Jr., as co-managers with Mr. Stephens of Stephens Investments Holdings LLC, which is the sole manager of Stephens KCG LLC, may be deemed to have shared voting power and shared dispositive power over the Stephens KCG shares. Mr. Martin and Mr. Bradbury disclaim beneficial ownership of such shares.

(6) Warren and Harriet Stephens Children’s Trust, as the majority LLC interest holder of Stephens KCG LLC, and Mr. Bradbury and Mr. Calhoun, as co-trustees of Warren and Harriet Stephens Children’s Trust, each may be deemed to beneficially own the Stephens KCG Shares.

(b) Regarding the number of shares of Common Stock as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c) Except as set forth in Item 4 of this Amendment No. 1 to Schedule 13D, none of the persons named in response to Item 5(a) have effected any transactions in the Common Stock (or securities convertible into the Common Stock) during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.

CUSIP No. 499005106

(e)	SIE KCG LLC ceased to be the beneficial owner of any capital stock of the Company on December 27, 2012

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2012

Date

/s/ David A. Knight
David A. Knight, as attorney in fact for Stephens Investments Holdings LLC, Stephens KCG LLC, SIE KCG LLC, and Warren A. Stephens